SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32597; File No. 812-14548-05

Excelsior Private Markets Fund II (Master), LLC, et al.

April 10, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: Excelsior Private Markets Fund II (Master), LLC ("Excelsior Private Markets II"); Excelsior Private Markets Fund III (Master), LLC ("Excelsior Private Markets III"); NB Crossroads Private Markets Fund IV Holdings LLC ("NB Crossroads"); UST Global Private Markets Fund, LLC ("UST Global"); Excelsior Venture Partners III, LLC ("Excelsior Venture III" and, collectively with Excelsior Private Markets II, Excelsior Private Markets III, NB Crossroads and UST Global, the "Existing Regulated Entities"); Neuberger Berman Investment Advisers LLC ("NBIA"); NB Alternatives Advisers LLC ("NBAA"); NB ASGA Fund Holdings LP, NB Canafund Private Debt LP, NB Caspian Holdings LP, NB CPEG Fund Holdings LP, NB Crossroads XXI – LC Holdings LP, NB Crossroads XXI – MC Holdings LP, NB Crossroads XXI – SS Holdings LP, NB Crossroads XXI – VC Holdings LP, NB Crystal PE Holdings LP, NB Flamingo Private Debt LP, NB Granite Private Debt LP, NB - Iowa's Private Universities LP, NB LAOF – Holdings LP,

NB PEP Holdings Limited, NB Pine Private Debt LP, NB Private Debt Fund LP, NB Private Debt

II Holdings LP, NB Private Equity Credit Opportunities Holdings LP, NB Renaissance Partners

Holdings S.a.r.l., NB RP Co-Investment & Secondary Fund LLC, NB RPPE Partners LP, NB SBS

US 1 Fund LP, NB SOF 2016-A Master LP, NB SOF III Holdings LP, NB SOF IV Holdings LP,

NB SOF IV Cayman Holdings LP, NB-Sompo RA Holdings LP, NB Sonoran Fund Limited

Partnership, NB Strategic Co-Investment Partners III Holdings LP, NB Wildcats Fund LP,

Columbia NB Crossroads Fund II LP, NorthBound Emerging Manager Fund II – A LP,

NorthBound NCRS Fund LP, and NYSCRF NB Co-Investment Fund LLC (collectively, the

"Existing Affiliated Funds").

Filing Dates: The application was filed on September 17, 2015, and amended on February 4, 2016;

September 20, 2016; February 27, 2017; and March 28, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 5, 2017, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish to be

notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington,

DC 20549-1090. Applicants: 1290 Avenue of the Americas, New York, NY 10104.

FOR FURTHER INFORMATION CONTACT: James D. McGinnis, Senior Counsel, at (202) 551-3025 or Holly Hunter-Ceci, Acting Assistant Chief Counsel, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   NB Crossroads is a Delaware limited liability corporation organized as a closed-end management investment company.   NB Crossroads's investment objective is to provide attractive risk-adjusted returns through diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. The board of managers ("Board") of NB Crossroads has six members, each of whom is not an "interested person" of NB Crossroads within the meaning of Section 2(a)(19) of the Act (each is an "Independent Manager").[1]

2.   Excelsior Private Markets II is a Delaware limited liability company organized as a closed-end management investment company. Excelsior Private Markets II seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. The Board of Excelsior Private Markets II has six members, each of whom is an Independent Manager.

3.   Excelsior Private Markets III is a Delaware limited liability company organized as a closed-end management investment company. Excelsior Private Markets III seeks to provide

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[1]   The term "Independent Manager" refers to the independent managers, directors or trustees of any Regulated Entity (defined below).

attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies. The Board of Excelsior Private Markets III has six members, each of whom is an Independent Manager.

4. UST Global is a Delaware limited liability company organized as a closed-end management v company. UST Global seeks long-term capital appreciation by investing in a diversified group of private equity funds formed by a fund sponsor or sponsors experienced in making private equity investments. The Board of UST Global has six members, each of whom is an Independent Manager.

5. Excelsior Venture III is a Delaware limited liability company organized as a closed-end management v company. Excelsior Venture III seeks long-term capital appreciation primarily by investing in private domestic venture capital companies and other private companies, and, to a lesser extent, domestic and international private funds, negotiated private investments in public companies and international direct investments. The Board of Excelsior Venture III has three members, each of whom is an Independent Manager.

6. NBIA is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"). NBIA serves as the investment adviser to each Existing Regulated Entity. NBIA is an indirect, wholly-owned subsidiary of Neuberger Berman Group LLC ("Neuberger Berman").

7. NBAA is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Advisers Act. NBAA serves as the investment adviser to certain Existing Affiliated Funds and as the sub-adviser to each Existing Regulated Entity. NBAA is an indirect, wholly-owned subsidiary of Neuberger Berman.

8. The Existing Affiliated Funds pursue strategies focused on investing in a portfolio of professionally managed private equity funds and select direct investments in portfolio companies. Each Existing Affiliated Fund is advised by an Existing NB Adviser[2] and would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

9. Applicants seek an order ("Order") to permit a Regulated Entity[3] and one or more other Regulated Entities and one or more Affiliated Funds[4] to (a) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 17 of the Act; and (b) make additional investments in securities of such issuers ("Follow-On Investments"), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. "Co-Investment Transaction" means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Funds without obtaining and relying on the Order.[5]

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[2]   "Existing NB Adviser" means NBIA or NBAA.

[3]   "Regulated Entity" refers to any Existing Regulated Entity and any Future Regulated Entity. "Future Regulated Entity" means any closed-end management investment company formed in the future that is registered under the Act and is advised by a Regulated Entity Adviser and sub-advised by NBAA. "Regulated Entity Adviser" means (a) NBIA and (b) any future investment adviser that controls, is controlled by, or is under common control with NBIA and is registered as an investment adviser under the Advisers Act.

[4]   "Affiliated Fund" means any Existing Affiliated Fund or any Future Affiliated Fund. "Future Affiliated Fund" means any investment fund that would be an "investment company" but for section 3(c)(1) or 3(c)(7) of the Act, is formed in the future, and is advised by an Adviser. The term "Adviser" means any Existing NB Adviser or any Regulated Entity Adviser. No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

[5]   All existing entities that currently intend to rely upon the requested Order have been named as

10.   Applicants state that a Regulated Entity may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.[6]   Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Entity or Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of rule 17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned

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applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[6]   The term "Wholly-Owned Investment Subsidiary" means an entity: (a) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity; (c) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies.

Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

11. When considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser will consider only the Objectives and Strategies,[7] investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.[8]

12. Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote on that Co-Investment Transaction (the "Eligible Directors")[9] and the majority of such managers of the Board who are Independent Managers (a "Required Majority") will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity.

13. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the

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[7] The term "Objectives and Strategies" means a Regulated Entity's investment objectives and strategies as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

[8] The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[9] Eligible Directors may not have a financial interest in such transaction, plan, or arrangement.

proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity's Eligible Directors. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

14.   No Independent Manager of a Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

15.   Under condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Managers will act independently in evaluating the co-investment program, because the ability of an Adviser or its principals to influence the Independent Managers by a suggestion, explicit or implied, that the Independent Managers can be removed will be limited significantly. Applicants represent that the Independent Managers will evaluate and approve any such independent third party, taking into account its qualifications,

reputation for independence, cost to the Regulated Entity's shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Entities may be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Entity's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Entities' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity's then-current Objectives and Strategies, the Regulated Entity's Adviser will make an independent determination of the

appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Entity's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Entity's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its investors and do not involve overreaching in respect of the Regulated Entity or its investors on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the Regulated Entity's investors; and

(B)   the Regulated Entity's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the Regulated Entity's then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for

the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[10] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Entity in the disposition.

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[10]   This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

(b)   Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

(c)   A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Regulated Entity's Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(d)   Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

(b)   A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of a Follow-On Investment is not based on the Regulated Entities' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Managers of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Managers may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Managers will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a business development company (as defined in section 2(a)(48) of the Act) and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Manager of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[11] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Entities or the Affiliated Funds).

14.   The Advisers will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that the applicable Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity's then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

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[11]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

15.   If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable State law affecting the Board's composition, size or manner of election.

16.   Each Regulated Entity's chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Entity's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary